Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated February 11, 2004

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   ☒

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by Statoil ASA on February 11, 2004, entitled "Statoil to expand US LNG capacity".

Statoil to expand US LNG capacity

A non-binding letter of intent has been signed by Statoil (OSE: STL, NYSE: STO) with US-based Dominion energy company. This gives Statoil the exclusive right to negotiate a deal which will secure access for the group to extra capacity at the Cove Point liquefied natural gas (LNG) terminal in Maryland, USA.

If the agreement is concluded, Statoil will take the entire capacity increase for a 20-year period. The group will thus more than quadruple the amount of capacity available to it at the terminal.

Dominion is planning to expand the capacity at the terminal, where LNG is stored and regasified before being piped to customers.

The expansion includes two new storage tanks with a total capacity of approximately 195 million cubic metres.

Regasification and pipeline capacity for onward transport to customers will also increase by an annual quantity totalling approximately 7.7 billion cubic metres.

The new plant is scheduled to become operational in November 2008.

The group already markets significant amounts of natural gas from LNG through Cove Point, which lies in Maryland south-west of Washington DC. It currently controls a third of LNG reception capacity at the Cove Point terminal, representing an annual capacity of approximately 2.4 billion cubic metres.

Between 2006 and 2023, Statoil is due to deliver 2.4 billion cubic metres of LNG annually to this facility from its Snøhvit development in the Barents Sea.

Until production from this field begins, the group is buying LNG from other producers in Algeria and Trinidad and Tobago.

Cove Point is one of four LNG terminals in the USA, and was reopened last August after being mothballed since 1980.

Further information from:

Press:
Kristin Bremer Nebben, +47 51 99 13 77 (office), +47 95 72 43 63 (mobile)

Investor relations:
Mari Thjømøe, +47 51 99 77 90 (office), +47 90 77 78 24 (mobile)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: February 11, 2004	By:	/S/ Eldar Sætre Eldar Sætre Acting Chief Financial Officer